UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Financiera Independencia, S.A.B. de C.V., SOFOM ENR
(Name of Subject Company)

Independence Finance, S.A.B. de C.V., SOFOM ENR
(Translation of Subject Company’s Name into English (if applicable))

United Mexican States
(Jurisdiction of Subject Company's Incorporation or Organization)

Vicente Gutierrez
(Name of Person(s) Furnishing Form)

Single Series Shares, Without Expression of Par Value
(Title of Class of Subject Securities)

-
(CUSIP Number of Class of Securities (if applicable))

Vicente Gutierrez
Prolongación Paseo de la Reforma 600-301
Col. Santa Fé Peña Blanca
Mexico City, Mexico 01210
(5255) 5229-0291

 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to
Receive Notices and Communications on Behalf of Subject Company)

January 21, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)  Not applicable

(b)  Not applicable

Item 2.    Informational Legends

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)
II.(1) – 1.1
English translation of notice to shareholders, dated January 21, 2010, issued by Financiera Independencia, S.A.B. de C.V., SOFOM ENR, concerning the shareholders’ preemptive rights to subscribe and pay for up to 5,095,599 treasury shares of Financiera Independencia, S.A.B. de C.V., SOFOM ENR.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X was filed by Financiera Independencia, S.A.B de C.V., SOFOM ENR concurrently with the filing of the Form CB on December 21, 2009.

PART IV — SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Financiera Independencia, S.A.B. de C.V., SOFOM ENR
/s/ Didier Mena Campos
Date: January 21, 2010	Name:	Didier Mena Campos
	Title:	Chief Financial Officer